SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

PANDION THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

Panama Merger Sub, Inc.

a wholly-owned subsidiary of

Merck Sharp & Dohme Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698340106

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kelly Grez

Deputy Corporate Secretary, Merck & Co., Inc.

2000 Galloping Hill Road, Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,880,984,400.00	$205,215.40

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Pandion Therapeutics, Inc. (“Pandion”), at a purchase price of $60.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of March 1, 2021 (the most recent practicable date): (i) 29,515,583 shares of Pandion common stock were issued and outstanding, (ii) 1,823,181 shares of Pandion common stock were subject to outstanding Pandion stock options and (iii) a warrant to purchase an aggregate of 10,976 shares of Pandion common stock was outstanding.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $205,215.40	Filing Party: Panama Merger Sub, Inc. and Merck Sharp & Dohme Corp.
Form or Registration No.: Schedule TO-T	Date Filed: March 4, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 4, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Panama Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pandion Therapeutics, Inc., a Delaware corporation (“Pandion”), at a purchase price of $60.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by deleting the second sentence of the first paragraph under Section 16 – “Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” of the Offer to Purchase and replacing it with the following sentence:

Parent and Pandion filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on March 4, 2021.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby further amended and supplemented by adding the following sentences as a new paragraph at the end of Section 16 – “Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” of the Offer to Purchase:

At 11:59 p.m., Eastern Time, on March 19, 2021, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Panama Merger Sub, Inc.

By:	/s/ Rita Karachun
Name: Rita Karachun
Title: President

Merck Sharp & Dohme Corp.

By:	/s/ Sunil A. Patel
Name: Sunil A. Patel
Title: Senior Vice President, Corporate Development

Date: March 22, 2021